UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

MDB Capital Holdings, LLC

(Name of Issuer)

Class A Common Stock (LLC Interests)

(Title of Class of Securities)

55285N 109

(CUSIP Number)

Andrew D. Hudders, Esq.

Golenbock Eiseman Assor Bell & Peskoe LLP,

711 Third Avenue, 17th Floor

New York, New York 10017

(212-907-7300)

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

July 25, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 22978P 106	Page 2 of 6

1)	NAME OF REPORTING PERSON

Anthony DiGiandomenico

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3)	SEC Use Only

4)	SOURCE OF FUNDS	PF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF	7)	SOLE VOTING POWER	6,251,645(1)
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY
EACH	9)	SOLE DISPOSITIVE POWER	6,251,645(1)
REPORTING
PERSON WITH	10)	SHARED DISPOSITIVE POWER

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,251,645(1)

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	22.6%

14)	TYPE OF REPORTING PERSON	IN

1 Includes 26,645 shares of Class A Common Stock, each with one vote per share and 1,245,000 shares of Class B Common Stock, each with five votes per share; each of the Class A Common Stock and Class B Common Stock vote together as a single class. The above reported amount reflects the combined voting authority held by the Reporting Person. Excludes shares underlying equity awards which are not yet vested that have been issued to Anthony DiGiandomenico by MDB Capital Holdings, LLC.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is the shares of Class A Common Stock and Class B Common Stock (together the “Common Stock”) of MDB Capital Holdings, LLC, a Delaware limited liability company (the “Issuer”). The principal executive office of the Issuer is 14135 Midway Road, Suite G-150, Addison, Texas 75001.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by Anthony DiGiandomenico (the “Reporting Person”)

(b) The Reporting Person’s business address is14135 Midway Road, Suite G-150, Addison, Texas 75001.

(c) The Reporting Person’s principal occupation is Chief of Transactions of MDB Capital Holdings, LLC, an investment banking conglomerate, with a business address at is 14135 Midway Road, Suite G-150, Addison, Texas 75001. The Reporting Person is also a director of the Issuer.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds and Other Consideration.

The securities were acquired by the Reporting Person through personal funds and provisions of services.

Item 4.	Purpose of Transaction

The securities were acquired by investment and for personal services, all of which are held for investment purposes. The Reporting Person intends to review his investment in the Issuer on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Issuer. The Reporting Person may from time to time take such actions with respect to his investment in the Issuer as he deems appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of his shares of Common Stock (or other securities of the Issuer); (ii) changing his current intentions with respect to any or all matters referred to in this Item 4; and/or (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Issuer. Any acquisition or disposition of the Issuer’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Issuer and derivative transactions.

At the date of this Schedule 13D, except as set forth in this Schedule 13D, the Reporting Person does not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer, other than a sale of shares of Class A Common Stock in an initial public offering and listing the shares of Class A Common Stock on the Nasdaq Stock Market;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1940; or

(j) Any action similar to any of those actions enumerated above.

Notwithstanding the foregoing, the Reporting Person is one of several directors of the Issuer. In the context of his obligations as a director, the Reporting Person may address one or more of the foregoing and decide on a corporate action that includes one or more of the foregoing. In some instances the decision as a director may have a consequence as to the Reporting Persons own holdings of the securities of the Issuer.

ITEM 5.	Interests in Securities of the Issuer

(a) The Reporting Person beneficially owns an aggregate of 26,645 shares of Class A Common Stock and 1,245,000 shares of Class B Common Stock, representing a total voting authority of 6,251,645 of all the shares of Common Stock, or 22.6% of the voting authority of the Common Stock, based on 2,628,966 shares of Class A Common Stock outstanding and 5,000,000 shares of Class B Common Stock outstanding of the Issuer. The foregoing statement of interests in securities of the Issuer do not include shares of Common Stock or any other shares of Common Stock underlying periodic options and RSU awards issued by the Issuer to the Reporting Person in consideration of his services as a director.

(b) The Reporting Person has the sole power to vote and to dispose of the 26,645 shares of Class A Common Stock and 1,245,000 shares of Class B Common Stock.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: August 01, 2023

Anthony DiGiandomenico

/S/ Anthony DiGiandomenico